

December 2, 2016

Heath D. Linsky, Esq.
Lauren B. Prevost, Esq.
Owen J. Pinkerton, Esq.
Morris, Manning & Martin, LLP
1600 Atlanta Financial Center
3343 Peachtree Road, N.E.
Atlanta, Georgia 30326-1044

> Re: Steadfast Alcentra Global Credit Fund (the "Fund")
>   File Nos. 333-214405; 811-23210

Dear Mr. Linsky, Ms. Prevost and Mr. Pinkerton:

On November 3, 2016, you filed a registration statement on Form N-2 on behalf of the Fund with respect to an offering of common shares. We have reviewed the registration statement and have provided our comments below. Please consider a comment made with respect to one section applicable to similar disclosure elsewhere in the registration statement.

Prospectus

1. In general, we note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

2. We note the Fund discloses it will seek exemptive relief from the Securities and Exchange Commission (the "SEC") to offer multiple share classes. This relief has not yet been granted, and may not be granted. Please remove all disclosure in the prospectus relating to share classes that have not yet been approved by the SEC staff and are not yet eligible to be sold.

Cover Page

3. In the section titled "*Investment Objective*," the disclosure states, "the Fund's investment objective is to generate both current income and capital appreciation *primarily by*… ." Please delete "primarily by" and the remainder of this sentence as it describes the Fund's

strategy (*i.e.*, please disclose that the Fund's investment objective is to "generate both current income and capital appreciation"). The deleted disclosure may be moved to *Principal Investment Strategies*.

4. In the section titled "*Principal Investment Strategies*," the disclosure states that "[t]he Fund will invest primarily in a portfolio of secured and unsecured fixed and floating rate loans and, to a lesser extent, bonds *and other types of credit instruments*… [emphasis added]." Please disclose here with specificity the "other types of credit instruments" that will be used as a principal strategy.

5. The Fund's name includes the term Global. In *Principal Investment Strategies*, or as otherwise appropriate in the Summary Prospectus, please disclose the following:

    a. Please expressly describe how the Fund will "invest [its] assets in investments that are tied economically to a number of countries throughout the world." *See* Investment Company Names, Investment Company Act Release No. 24828, at n. 42 (Jan. 17, 2001). For example, the Fund could include a policy that, under normal market conditions, it will invest significantly (*e.g.*, at least 40% of its assets, unless market conditions are not deemed favorable, in which case the fund would invest at least 30% of its assets) in companies organized or located in multiple countries outside the United States or doing a substantial amount of business in multiple countries outside the United States.

    b. Please describe the specific criteria the Fund uses to determine that an investment is economically tied to a country.

6. The bullet points disclosed in the section titled "*Unlisted Closed-End Fund*" should also be placed in the subscription agreement immediately above the signature line and in the "*Risk Factors*" subsection, on page 17.

7. Please add the following statement in bold-type to the bullet points disclosed in the section titled "*Unlisted Closed-End Fund*."

    An investor will pay a sales load of up to [_]% and offering expenses of up to [_]% on the amounts it invests. If you pay the maximum aggregate [__]% for sales load and offering expenses, you must experience a total return on your net investment of [__]% in order to recover these expenses." *See* "Plan of Distribution."

8. Please review Item 1.1.g of Form N-2, which sets forth the requirements for the Table presented following the bullet points under the section "*Unlisted Closed-End Fund*." Accordingly, the Table should include a column indicating "Total" amounts as well as "Per Share" amounts for the Public Offering Price, Sales Load and Proceeds to the Fund.

Summary of Terms

9. On page 1, in *Investment Objective*, the disclosure refers to the Fund making direct investments in "lower middle-market and middle-market companies in the form of fixed and floating rate senior secured loans, second lien loans and subordinated debt and…minority equity investments." Please explain here, in plain English, what lower middle and middle-market companies are, as well as explain each of these investment types.

10. With regard to the disclosure in *Investment Strategies* on page 2, we have the following comments:

    a. Please explain in plain English what "directly originated loans" are.

    b. In the first paragraph, the disclosure states the "Fund intends to provide customized debt and equity financing solutions to Middle-Market Companies… ." Please explain, in plain English, what this disclosure means and how the Fund may achieve its investment objective with this strategy.

    c. Please explain how the Fund defines "non-U.S. securities."

    d. If the Fund may invest in securities from emerging markets, please disclose how the Fund determines if a country is an emerging market and disclose the risks associated with investing in emerging markets in *Types of Investments and Related Risks*.

    e. The second paragraph in this section is generally highly technical and complex. Please revise this paragraph to provide clear and understandable disclosure.

11. In the third paragraph on page 3, in *Market Opportunities*, the disclosure states, "the Fund believes that its investment strategy positions it well to partner with… private equity investors… ." Please explain what this means, *e.g.* how will the Fund partner with private equity investors and how will this help it achieve its investment objective? Will any of the private equity investors be affiliates? If so, please explain to us how the fund intends to operate in this manner consistent with the limitations of section 17 of the Investment Company Act of 1940.

12. In the same paragraph, please explain in plain English what mezzanine debt is.

13. In the first full paragraph on page 4, the disclosure refers to "[s]enior secured unitranche loans" and the "bullet maturity structure of loans." Please explain, in plain English, what these terms mean. In general, please avoid the use of highly technical terms.

14. The last paragraph on page 4 has the heading "*Minimize Portfolio Concentration.*" The disclosure in the paragraph states, "the Adviser and the Sub-Adviser will actively monitor the Fund's investment portfolio to ensure that the Fund is not overly *concentrated* across industries [emphasis added]." As the Fund does not intend to concentrate, as that term is interpreted under the Investment Company Act of 1940, please delete or replace the word "concentrate" in this paragraph to avoid confusion.

15. At the top of page 7, in *Use of Proceeds*, please apply the following comments with regard to the "Warehouse Portfolio":

    a. Please clarify what the Warehouse Portfolio is and its purpose. Who owns the securities in the portfolio and how will the Fund acquire the securities from the portfolio?

    b. Will the Fund purchase the securities from the Alcentra Group? If so, please explain why the transaction is permitted under Section 17 of the Investment Company Act of 1940.

    c. As the Fund will acquire "a pro rata strip of each investment held in the Warehouse Portfolio… ", will other funds or investors also acquire securities from the portfolio?

    d. The disclosure states that following the Fund's acquisition of the securities, "[n]o additional investments will be added to the Warehouse Portfolio." Please clarify what this means and who is responsible for adding securities to the portfolio.

    e. The disclosure states, "[f]ollowing the purchase of the Warehouse Portfolio, the net proceeds from this offering will be invested as soon as practicable in accordance with the Fund's investment objective and strategies… ." Are the securities from the Warehouse Portfolio not consistent with the Fund's investment objective and strategies? Please clarify.

    f. If the Fund will not invest net proceeds in accordance with its investment objectives and policies within six months, please disclose the reasons for such a delay and the consequences of the delay. *See* Item 7.2 of Form N-2.

16. On page 15, in *Periodic Liquidity Through Share Repurchase Program*, please disclose that shareholders that tender their shares within one year of purchase will be subject to a 2% redemption fee.

17. Starting with the *Risk Factors* identified on page 17, apply the following comments:

    a. Please disclose that "below investment grade instruments" are speculative.

b. Several risk factors are identified as principal without being included in the *Investment Strategies* section. Generally, for each *Risk Factor* disclosed, please disclose a corresponding investment type in *Investment Strategies*. Specifically, please revise the Fund's *Investment Strategies* section to include investments in distressed and sovereign debt, the use of leverage, and the specific derivatives the Fund will use as principal strategies.

c. Please review the adequacy of the disclosure concerning the use of derivatives by the Fund and make appropriate revisions in light of the observations set forth in the letter from Barry Miller, Associate Director, Division of Investment Management, to Karrie McMillan, General Counsel, Investment Company Institute, July 30, 2010 (at http://www.sec.gov/divisions/investment/guidance/ici07010.pdf).

d. Please disclose the specific risks associated with minority equity investments, as well as those associated with the use of leverage.

e. The *Risk Factors* section excludes certain additional risk disclosure contained on page 39 in the section *Types of Investments and Related Risks*. Please review the disclosure beginning on page 39 to determine if further disclosure regarding the risks associated with the Fund's principal investment strategies should be included in the *Risk Factors* section.

18. With regard to the disclosure in *Summary of Fees and Expenses* on page 22, please apply the following comments:

a. In footnote 4, please explain the basis of the assumption that the Fund will raise $100 million in proceeds in the first 12 months of the offering. Also, please explain what average net assets are.

b. In footnote 7, the disclosure states,"[t]he figure in the table assumes the Fund borrows for investment purposes an amount equal to 25% of its average net assets (including such borrowed funds) during the twelve-month period… ." Please explain the basis of this assumption.

c. Given the assumption in the fee table that the Fund may borrow for leveraging within 12 months of the effective date of the registration statement, please also provide the disclosure required by Item 8.3.b. of Form N-2, including the table illustrated in Item 8.3.b.(3).

d. On page 50 in *Borrowings,* the disclosure states the Fund may leverage through issuance of preferred shares. Accordingly, please provide the appropriate disclosure in the fee table and in the text of the prospectus.

19. On page 39, in the section *Types of Investments and Related Risks*, the disclosure identifies risks associated with a number of investment strategies not previously disclosed in the Prospectus, such as common stocks, preferred stocks, convertible stocks, CDOs, structured products and the use of arbitrage. Please disclose each of these as principal investments of the Fund in *Investment Strategies*, along with any additional principal strategy referenced in this section that is not currently included in *Investment Strategies*.

20. On the same page, in *Risks Related to Investment Strategies and Fund Investments*, in the third line of the last paragraph, the disclosure states, "[t]ypically, the debt in which the Fund invests is not initially rated by any rating agency; however, if such investments were rated, they would likely be below investment grade." Please disclose here that loans in this category are known as "junk bonds."

21. On page 69, the disclosure states, "[a] discussion regarding the basis for the Board's approval of the renewal of the Investment Advisory Agreement and the Investment Sub-Advisory Agreement, if any, will be available in the Fund's first annual or semi-annual report… ." Please specify either the annual or the semi-annual report and disclose the period of the report.

22. At the bottom of page 79, the disclosure states, "[s]hares repurchased pursuant to the share repurchase program may also be subject to a servicing fee." Please disclose here that if tendered within one year of purchase, shares are also subject to a 2% redemption fee.

23. On page 84, in *Temporary Investments*, the disclosure states, "before making investments, the Fund will invest primarily in cash" and short-term debt instruments. In accordance with comment 15, if the Fund will not invest net proceeds in accordance with its investment objectives and policies within 6 months, please disclose the reasons for such a delay and the consequences of the delay. Again, *see* Item 7.2 of Form N-2.

24. Please amend the Expense Support and Conditional Reimbursement Agreement between the Fund and the Advisor so that it is consistent with the guidance set forth in the AICPA Audit Risk Alert 2013/2014.

* * * * * * * *

Please respond to our comments above in an amendment to the registration statement. Where no change will be made in the amended registration in response to a comment, please note that response in a cover letter or separate correspondence that accompanies the filing and briefly state the basis for your position.

Notwithstanding our comments, at the time the Fund requests acceleration of the effective date of the registration statement please be aware that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing, including information provided in response to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. If all comments on the registration statement have been resolved, we will act on the request and grant acceleration of the effective date, pursuant to delegated authority.

Please call me at (202) 551-6779 with any questions or concerns regarding these matters you would like to discuss.

Sincerely,

Karen Rossotto
Senior Counsel